SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In February 2018:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(   ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.					CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			6,685,756		0.0425	0.0425

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Direct with the Company	Conversion in ADRs	01	22,474	0.00	0.00
			Total Conversion ADRs (Out)		22,474		0.00
Shares	Common	Direct with the Company	Exerc Options	01	128,470	11.9720	1,538,042.84
Shares	Common	Direct with the Company	Exerc Options	01	89,320	17.1980	1,536,125.36
Shares	Common	Direct with the Company	Exerc Options	09	30,125	9.3596	281,957.95
Shares	Common	Direct with the Company	Exerc Options	09	25,385	11.9720	303,909.22
Shares	Common	Direct with the Company	Exerc Options	09	29,125	17.1980	500,891.75
			Total Sell		302,425		4,160,927.12

Shares	Common	Direct with the Company	Plan of Shares Acquisition	01	217,790	22.23	4,841,471.70
Shares	Common	Direct with the Company	Plan of Shares Acquisition	09	50,571	21.49	1,086,770.79
			Total Buy		268,361		5,928,242.49

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
Shares	Common			6,629,218		0.0425	0.0422

(1)      When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)      Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)      Quantity multiplied by price.

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In February 2018:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(  ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.					CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			0		0.0000	0.0000

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price USD	Volume (USD) (3)
ADR (*)	Common	Direct with the Company	Conversion in ADRs	01	22,474	0.00	0.00
			Total Conversion ADRs (In)		22,474		0.00
ADR (*)	Common	Direct with the Company	Plan of Shares Acquisition	01	22,901	6.95	159,165.67
			Total Buy		22,901		159,165.67

ADR (*)	Common	Direct with the Company	Exerc Options	01	15,475	2.8628	44,301.83
ADR (*)	Common	Direct with the Company	Exerc Options	01	29,900	3.8416	114,863.84
			Total Sell		45,375		159,165.67

Final Balance

Securities / Derivatives	Securities Characteristics (2)			Quantity		%
						Same Class and Type	Total
ADR (*)	Common			0		0.0000	0.0000

(1)      When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)      Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)      Quantity multiplied by price.

(*)    Each ADR is equivalent to 1 (one) share.

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In February 2018:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(  ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Subsidiary Name: Ambev Luxembourg S.À.R.L.
Qualification: Position – Total Return Swap

Transactions in the month

Securities / Derivatives	Securities Characteristics (1)	Intermediary	Operation	Day	Quantity (**)	Price USD	Volume (USD) (2)
Swap	Swap referenced in Shares	N/A	Total Return Swap Conclusion	07 (*)	920,000	21.7175	19,980,100.00
			Total operation		920,000		19,980,100.00

(1)      Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(2)      Quantity multiplied by price.

(*) In accordance with the Circular Letter/CVM/SEP/Nº07/2017, date information of the total return swap conclusion and not the date of the financial settlement of the transaction.

(**) The reported quantity is not actually related to a purchase or sale, but an economic exposure arising from the conclusion of a swap agreement on a consolidated basis, in accordance with the Circular Letter/CVM/SEP/Nº07/2017.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 9, 2018

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer